Deep Medicine Acquisition Corp.

595 Madison Avenue, 12th Floor

New York, NY 10017

VIA EDGAR

September 18, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jenny O’Shanick and Mr. Geoffrey Kruczek

Re:	Deep Medicine Acquisition Corp.
Registration Statement on Form S-4
Filed on July 31, 2023
File No. 333-273548

Ladies and Gentlemen:

Deep Medicine Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 25, 2023, regarding Registration Statement on Form S-4 submitted to the Commission on July 31, 2023. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Concurrently with this response, the Company has submitted a Registration Statement on Form S-4 pursuant to the Staff’s comments (the “Registration Statement”).

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover page

1.	Please tell us how your disclosure complies with Items 501(b)(2) and (10) of Regulation S-K or revise as appropriate. Further, we note in Exhibit 107 that you are registering “up to 3,575,000 shares of Class A Common Stock issuable upon conversion of convertible debt” and “1,000,000 shares of Class A Common Stock issuable upon exercise of warrants issued along with the convertible debt.” Please revise the cover page to describe and to whom these securities were originally issued. Additionally, your disclosure indicates that you intend to issue Class B shares to TruGolf security holders, but those securities are not included in your fee table. Similarly, you refer on page 232 to new “warrants” that you will issue as well as outstanding warrants, yet those securities are not discussed anywhere else in your filing.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised Exhibit 107 of the Registration Statement to remove the shares of Class A Common stock underlying convertible debt and underlying warrants.

The Class B shares will not be registered under the Registration Statement, as they will be issued pursuant to an exemption from registration under the Securities Act.

2.	Reconcile the number of shares to be issued for convertible debt, as disclosed in the notes to the fee table, with the number in your disclosure beginning on page 144.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised Exhibit 107 of the Registration Statement to remove the shares of Class A Common stock underlying convertible debt.

Market and Industry Data, page 6

3.	We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified this information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 6 of the Registration Statement, accordingly.

Summary of the Proxy Statement/Prospectus

The Business Combination, page 12

4.	We note your disclosure that more information about the different redemption scenarios can be found in the section entitled “— Equity Ownership Upon Closing.” However, this section does not appear in the prospectus. Please revise throughout the filing.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 40 of the Registration Statement, accordingly.

Questions and Answers

What equity stake will current Deep Medicine Stockholders and TruGolf Stockholders hold in New TruGolf..., page 25

5.	Please revise to disclose all possible sources and extent of dilution that stockholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including those listed on page 148, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please ensure that your footnotes elaborate on the nature of the “convertible notes” discussed on page 148. Finally, it appears that underwriter’s marketing fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective fees on a percentage basis or shares at each redemption level presented in your sensitivity analysis related to dilution.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 26 - 29 of the Registration Statement, accordingly.

Risk Factors, page 49

6.	Please revise to include the three risk factors on page 12 of your definitive proxy statement on Schedule 14A, filed on June 22, 2023.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 82 - 83 of the Registration Statement, accordingly.

Cyber-attacks, unauthorized access to, or accidental disclosure of, consumer personally identifiable information..., page 58

7.	We note that you may be subject to cyberattacks. Update your risks characterized as potential if you have experienced a cyberattack. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine.

We respectfully acknowledge the Staff’s comment and advise the Staff that no cyberattacks have been experienced by TruGolf. The risk factor on page 62 of the Registration Statement has been revised to reflect the Staff’s comment.

Our industry and the broader U.S. economy have experienced higher than expected inflationary pressures in 2022..., page 65

8.	We note your disclosure that your industry experienced inflationary pressures in 2022. Please revise to clarify whether these inflationary pressures have materially impacted your financial condition and results of operations. Identify the actions planned or taken, if any, to mitigate further or continued inflationary pressures. Update your MD&A as appropriate.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 204 of the Registration Statement, accordingly.

Risks Related to New TruGolf’s Dual Class Structure, page 68

9.	Please describe your dual class structure post-business combination in the “Summary of the Proxy Statement/Prospectus” section. Please disclose the percentage of outstanding shares that these high-vote stockholders must keep to continue to control the outcome of matters submitted to stockholders for approval. Please revise to disclose that future issuances of high-vote shares of Class B common stock may be dilutive to low-vote stockholders of Class A common stock. Further, please revise to describe any resulting impact on your Class A common stockholders, including dilution, upon a mandatory or voluntary conversion of your Class B common stock into Class A common stock.

The Company acknowledges the Staff’s comment and respectfully advises that the Company does not intend to issue any additional shares of Class B common stock. The disclosures on pages 16 - 17, 73 and 238 have been revised to reflect the Staff’s comment.

We may not be able to complete an initial business combination (including the Business Combination)..., page 71

10.	With a view toward disclosure, please revise to discuss whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with a non-U.S. person.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 76 of the Registration Statement, accordingly.

The Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares..., page 75

11.	We note your disclosures that the Sponsor, its directors and executive officers, TruGolf and/or their respective affiliates “may” enter into transactions with investors to provide them with incentives to purchase your securities. Please provide your analysis on how such purchases comply with Rule 14e-5.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 80 of the Registration Statement, accordingly.

Nasdaq may delist Deep Medicine’s securities from trading on its exchange..., page 78

12.	Please revise to discuss the risks that, in the event the NTA Proposal is approved, your continued listing could be uncertain if the level of redemptions causes your market capitalization to be too low. Further, revise the filing to clarify if you are relying on being listed on Nasdaq as an exclusion from the “penny stock” rules or another exemption. Finally, you disclose here that you received a notice from Nasdaq that Deep Medicine was not compliant with Nasdaq’s listing rule. Please revise “Our Securities” on page 177, which does not describe Nasdaq’s notice, for consistency.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 86, 87 and 185 of the Registration Statement, accordingly.

New TruGolf’s failure to timely and effectively implement controls and procedures required by Section 404(a)..., page 78

13.	We note that TruGolf identified material weaknesses in your internal control over financial reporting for the years ended December 31, 2022 and 2021. Please revise to describe this actualized risk.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 72 of the Registration Statement, accordingly.

Proposal No. 2: The Business Combination Proposal

Background of the Business Combination, page 111

14.	We note your disclosures on pages 111 and 112 that Greentree, a member of the Sponsor, advised both Deep Medicine and TruGolf and has a 3% equity interest in TruGolf. We also note your disclosure on page 119 that Deep Medicine’s board determined that the merger agreement was “the product of arm’s length negotiations between Deep Medicine and TruGolf.” Please revise the filing throughout to elaborate on the relationship between Greentree and TruGolf, including a description of the equity interest, how this was negotiated and what services were provided, and whether Greentree introduced TruGolf to Deep Medicine. Refer to Item 6 of Form S-4. Further, please revise to discuss how Deep Medicine’s board specifically considered this potential conflict of interest. Also clarify whether Greentree intends to exchange TruGolf shares in connection with this merger and any applicable resale restrictions that will apply to the securities it receives.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 24, 36, 94, 117, 120 and 121 of the Registration Statement, accordingly.

15.	We note your disclosure on page 115 that you discussed terms of employment agreements with certain TruGolf executive officers. Please reconcile this disclosure and in the “Executive and Director Compensation of TruGolf” section with the disclosure on page 63 that there are no agreements. Finally, please file these employment agreements.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 67 and 233 have been revised to reflect the Staff’s comment. The only employment agreement is with Christopher Jones. His agreement is filed as Exhibit 10.10 to the Registration Statement.

Refer to Item 601(b)(10) of Regulation S-K.

16.	We note your disclosure that Deep Medicine’s board considered the TruGolf Financial Model. Please revise the filing to clarify whether this refers to the January 2023 financial model described on page 116 or the five-year forecast described on page 117. Please tell us whether the projections provided to Deep Medicine’s board and Stanton Park are materially the same as the “financial projections” included in the registration statement, and clearly use defined terms. If the projections are materially different, please explain these differences, what changes were made and why.

We respectfully acknowledge the Staff’s comment and note that the financial projections referred to are the same. As such, we advise in response that the Company revised its disclosure throughout the Registration Statement to use a single defined term for financial projections.

17.	Refer to your disclosures on page 116 about the potential PIPE investors. Please tell us whether there were any valuations or other material information about TruGolf provide to these potential PIPE investors that have not been disclosed publicly. Please explain the quantitative factors regarding why the valuation decreased from what was initially discussed. Explain the substance of these discussions and feedback provided by the PIPE investors that led to the decrease. Further, your disclosure in this section indicates that you have not yet entered into a PIPE transaction, yet your disclosure elsewhere refers to a mezzanine financing. Please reconcile.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosures on pages 122, 203 and 209 of the Registration Statement, accordingly.

18.	Please revise this section to clearly describe the timeline. For example, on page 114 you discuss that February 1, 2023 was the formal kickoff of Deep Medicine’s due diligence, but you discuss that Deep Medicine conducted diligence in January 2023. Further, it appears that the 2022 dates in paragraph six of page 116 should reference 2023. Finally, paragraph one of page 117 describes negotiations between March 3, 2023 and March 27, 2023, paragraphs two and three describe negotiations “over the next few weeks” and paragraph four describes negotiations in early March 2023.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure throughout the section of the Registration Statement entitled “Background of the Business Combination,” accordingly.

19.	We note your disclosure on page 117 that “Mr. Young” conducted extensive diligence on TruGolf and provided a report to Deep Medicine’s board. Please revise to clarify who Mr. Young is, what his findings were, and whether the Deep Medicine’s board considered his findings in recommending this transaction.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 122 and 123 of the Registration Statement, accordingly.

20.	Please revise to describe the material terms of the initial merger agreement dated March 31, 2023 and which terms materially changed in the amended and restated merger agreement dated July 21, 2023. Please revise to clarify if the Deep Medicine board approved the July 2023 merger agreement. Finally, revise to elaborate on the “tax and market impact” of issuing the earnout shares and any ensuing negotiations.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 102 and 123 of the Registration Statement, accordingly.

Certain Unaudited Projected Financial Information, page 121

21.	We note your disclosure on page 122 that the projections “do not take into account any circumstances or events occurring after the date on which the financial projections were reviewed by Deep Medicine’s management.” Please confirm whether the projections still reflect management’s views on TruGolf’s future performance and/or describe what consideration the Deep Medicine board gave to obtaining updated projections or a lack of reliance upon the projections. In this regard, clarify the date of the projections. Likewise, considering the date of the fairness opinion and that it is as of December 31, 2022, please tell us what consideration was given to obtaining an updated opinion and your assessment of whether any of the material factors or analyses underlying the opinion have changed. We note, for example, that actual revenues for the quarter ended March 31, 2023 appear to make it unlikely that TruGolf will achieve projected revenues for the entirety of 2023.

We respectfully acknowledge the Staff’s comment and advise in response that we have confirmed with TruGolf’s management that the projections still reflect the best estimations of the TruGolf’s management team. They do see a potential 10% variance on their forecast for 2023 based on a few key factors including; a 90 day delay in the initial listing date for TruGolf, an extra 2 month delay in the final release date of the Apogee device which are largely offset by increases in licensing revenue from existing clients that are already in the process of increasing orders and a signed MOU with an existing customer to expand their licensing base into Korea, as well as quickly materializing franchise area developer opportunities, and the estimated $22M in new opportunities in the pipeline as of January 1st. Deep Medicine’s board does not believe that is needs to request updated projections, as all Enterprise Valuation consideration for this transaction was based on the valuation model proposed by Stanton Park of historical sales multiplied by 4.0. The projections were not materially relied on in the valuation process.

The fairness opinion was also based on historical data from industry and vertical comparable companies, and therefore needs no updated data set for the valuations as there are simply not enough directly comparable companies. TruGolf believes that revenues for the first quarter of 2023 are not a reliable indication of full year operational outcomes as the Apogee device was still not in full production (which it now is) but and as noted above licensing and franchise opportunities, and new portable simulator product launch revenue opportunities position TruGolf for a very strong fourth quarter. It is also worth noting that the second quarter revenue made up for all the licensing revenue that slipped out of the first quarter into the second quarter. For these reasons, we do not believe that we need to obtain an updated opinion.

22.	We note your disclosure on page 122 that the financial projections reflect estimates and assumptions of certain quantitative values that are expected to increase from 2021. However, the forecast period covers fiscal years ending 2023, 2024 and 2025. Please tell us why estimates from 2021 were used instead of 2022. Please revise to elaborate on whether such assumptions were used for each of the years included in the projections. If they were not, please describe the other estimates, matters and assumptions with greater specificity and quantify where practicable. Finally, we note that your estimates and assumptions include expense growth, but these are not included on page 123. Please tell us why or revise as appropriate.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 128 of the Registration Statement, accordingly.

23.	Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections, including expected material impacts to your financial condition and results of operations from expanding into the EMEA and Asia and the supply chain disruptions for Apogee, as disclosed on pages 190 and 202, respectively. For your Apogee product, we note your disclosure on page 123 that these projections “are not in line” with your historical operating trends, but TruGolf’s management believes they are appropriate because you began to commercialize Apogee. Finally, we note your disclosure that your assumptions assumed “there is no change in the macro-economic environment leading to any recessionary conditions or revised budgetary allocations by their customers.” Please tell us if these assumptions are reasonable given that you disclose in the MD&A that the slowing economy affected your results of operations for the fiscal year ended December 31, 2022, which occurred prior to the preparation of these projections. If you believe that these assumptions are reasonable, please describe the risks arising from such assumptions being incorrect.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 127 and 129 of the Registration Statement, accordingly.

Comparable Company Considerations, page 124

24.	Please revise to provide more detail on the matters you mention, including the names of the companies, the analysis and data underlying the analysis.

We respectfully acknowledge the Staff’s comment and advise that, as disclosed in the initial filing of the Registration Statement, the Deep Medicine Board did not utilize the comparable companies analysis in connection with its approval of the Business Combination Agreement. As such, the Company revised its disclosure in the Registration Statement to remove this section.

Opinion of Stanton Park, the Deep Medicine Board’s Financial Advisor, page 125

25.	Please substantially revise this section to furnish a summary concerning the fairness opinion, including additional data such as the high, low, median and mean values and growth and discount rates for each of the comparable companies. Ensure that your added disclosure regarding each material analysis and underlying data is consistent with Annex F. Further, please discuss whether, and if so, how the advisor compared these multiple values for the group against the values for TruGolf based upon TruGolf’s financial data and the consideration offered in the transaction. Also clarify the criteria the advisor used to select comparable companies and whether, and if so, why the advisor excluded any companies or transactions meeting the selection criteria from the analyses. Finally, Stanton Park’s opinion provides that 13 companies were selected, whereas page 126 provides that ten companies were selected. Please revise to clarify this apparent discrepancy.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 132 – 133 of the Registration Statement, accordingly.

26.	We note that Stanton Park’s opinion states on Annex F-2 that its report should not be relied upon to disclose, among others, errors and irregularities. Please remove this disclaimer from the opinion. Further, please revise the opinion to clarify whether the projections provided to the financial advisor are materially the same as the projections included in the registration statement.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised Annex F, accordingly.

Proposal No. 3: The Charter Proposal, page 131

27.	We note your disclosure that your certificate of incorporation may be amended in certain situations, so long as shares representing a majority of the voting power are “beneficially owned by Mr. Adams.” Please tell us how this is consistent with your governing document or revise.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 138 of the Registration Statement, accordingly.

Material U.S. Federal Income Tax Considerations, page 139

28.	We note the disclosure in the Merger Agreement that that it is intended that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Please revise your disclosures here to discuss the tax consequences of the transaction and to include counsel’s tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel and identify counsel. Finally, please file a tax opinion that addresses this material tax consequence as well as the tax consequences of exercising the right of redemption.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 32, 81 and 146 of the Registration Statement, accordingly and has the referenced tax opinion as Exhibit 8.1 to the Registration Statement.

Refer to Sections III.A.1 and 2 of Staff Legal Bulletin No. 19.

Unaudited Pro Forma Condensed Combined Financial Information, page 144

29.	Please disclose the number of historical and pro forma common stock issued and outstanding on the face of the pro forma balance sheet.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 156 of the Registration Statement, accordingly.

30.	Please ensure the amounts presented on the face of your pro forma financial statements agree to the amounts presented on the face of the financial statements. In this regard, we note that you disclose on page 150 that Deep Medicine’s weighted average number of Class A shares on a diluted basis is 11,578,777; however, per F-4, it appears that Deep Medicine’s weighted average number of Class A shares on a diluted basis is actually 10,946,277. Please also revise your presentation on page 48.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 52 and 157 – 158 of the Registration Statement, accordingly.

31.	Please present historical basic and diluted net loss per share amounts as well as the number of weighted average shares outstanding for TruGolf on pages 48 and 150.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 52 and 157 – 158 of the Registration Statement, accordingly.

32.	We note the table including share information based on various redemption scenarios on page 147 and also disclosed elsewhere throughout your filing. Please more fully explain and revise your disclosures to depict how the number of shares to be issued are determined for each line item. Additionally, explain how the conversion ratio is calculated based on share information from respective historical financial statements.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on cover page, pages 9, 103 and 154 of the Registration Statement, accordingly.

Notes to unaudited pro forma condensed combined financial information

3. Adjustments to unaudited pro forma condensed combined financial information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 154

33.	We note your footnote (3) to adjustment (A) regarding the payment of legal fees and other Deep Medicine transaction-related fees that are treated as equity issuance costs and a reduction to additional paid in capital. Please explain the basis for the treatment rather than treatment as a reduction to accumulated deficit and as additional expense. Refer to SAB Topic 5.A.

In response to the Staff’s comment relating to the treatment of the payment of legal fees and other Deep Medicine transaction-related fees, we respectfully provide the below detailed explanation of considerations undertaken in determining the accounting treatment for the Deep Medicine transaction-related fees.
Pursuant to SAB Topic 5.A, specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. However, management salaries or other general and administrative expenses may not be allocated as costs of the offering and deferred costs of an aborted offering may not be deferred and charged against proceeds of a subsequent offering. A short postponement (up to 90 days) does not represent an aborted offering.

Considering that (1) the payment of legal fees and other Deep Medicine transaction-related fees are directly attributable to the proposed offering of securities; (2) these fees are not management salaries or other general and administrative expenses; and (3) Pursuant to page 24 in “Technical Line-Navigating the requirements for merging with a special purpose acquisition company” (EY, Updated 23 April 2021), “Reverse recapitalizations also result in a different treatment of transaction costs from that of a traditional forward merger. Direct and incremental transaction costs related to the SPAC merger that wouldn’t otherwise have been incurred are treated as a reduction of the SPAC’s cash proceeds, and they are deducted from the combined company’s additional paid-in capital rather than expensed as incurred. This treatment is similar to the treatment described in SEC Staff Accounting Bulletin Topic 5.A.”, we concluded that these fees should be treated as equity issuance cost and as a reduction to additional paid in capital.

Information about TruGolf, Inc., page 184

34.	Please ensure that the information you provide in your filing is balanced. For example, you discuss the markets for your products and your manufacturing activities. Please revise to discuss the total addressable markets for your principal products and your market share, the markets for your planned products, the sources and availability of raw materials. Further, please discuss whether your total addressable market includes data analytics and SaaS businesses and international markets, disclosed on page 118 and throughout the filing. Finally, please revise to elaborate on your manufacturing facility, including its location and whether it currently produces all of your products. We note that your “Facilities” section only discusses operating leases for office and warehouse spaces.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 192 and 200 – 201 of the Registration Statement, accordingly.

35.	Please revise to identify and discuss your third-party manufacturers and suppliers. We note your disclosures on F-32 that while the “termination of one or more of our relationships with any of our major suppliers of equipment could have a material adverse effect on our business, financial condition or results of operation if we were unable to obtain adequate or timely rental and sales equipment.” Further, we note your disclosures regarding royalty agreements with certain suppliers on F-30. Please revise to disclose the material terms of your supply and manufacturing agreements, including the term and termination provisions.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 205 of the Registration Statement, accordingly.

36.	We note your disclosure on page 123 that your E6 CONNECT product is “playable on around 95% of all simulators and launch monitors across the industry and is playable on both PC and iOS.” This appears inconsistent with your disclosure on page 194 that this product provides “market integration coverage equal to roughly 80% of golf technology hardware.” Please revise for consistency. Further, we note your disclosure on page 123 that TruGolf plans to transition from your E6 CONNECT product to your E6 APEX product. Please revise to clarify if you will continue to offer E6 CONNECT or if you plan to discontinue the product. Please discuss whether E6 APEX is comparable to E6 CONNECT in terms of its compatibility with simulators, PCs and iOS. If the E6 CONNECT will be discontinued, please revise the filing to discuss risks related to any material adverse impacts. For example, you discuss your competitive strengths and agreements with GOLFTEC Intellectual Property, LLC and Full Swing Golf Inc. on pages 191 and 202, respectively. Finally, please revise to discuss when you expect to launch sales of E6 APEX.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosures on pages 129, and 202 of the Registration Statement, accordingly.

37.	Please revise to discuss the sales of your products through retail outlets, which you describe on page 194 as “including some of the largest on the planet.” Management’s Discussion and Analysis of Financial Condition and Results of Operations of TruGolf.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure in the Registration Statement to delete the referenced language.

COVID-19 and supply chain impacts, page 194

38.	Please revise to discuss all material adverse COVID-19 and supply chain disruptions impacts here, and reconcile your disclosure on page 67 regarding no material impacts. We note, for example, the disclosures on page 67 and F-32 that, among others, you experienced significant volatility in demand for your products, significant disruptions of your manufacturing operations and your suppliers, and you received a $735,000 loan under the Coronavirus Aid, Relief, and Economic Security Act Paycheck Protection Program. Further, we note your disclosure on page 202 that you experienced supply chain disruptions for Apogee and that you will not fully market this product until certain levels of quality are met. Please clarify whether supply chain disruptions materially affect your outlook or business goals. Further, revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken as a result of your supply chain disruptions. Explain whether any mitigation efforts introduce new material risks, including those related to product quality and reliability.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 204 of the Registration Statement, accordingly.

Principal External Factors Affecting Our Operating Results, page 196

39.	Please revise to describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on your results of operations. For example, you disclose on page 123 that the transition from your E6 CONNECT product to the new E6 APEX product may change how revenue is recognized from a perpetual license to an annual recurring subscription. Further, please revise to discuss expected material impacts to your financial condition and results of operations from expanding your business into the EMEA and Asia.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 192 and 204 of the Registration Statement, accordingly.

Results of Operations, page 199

40.	We note your disclosure on page 191 that you “typically see higher usage and sales in the first quarter and fourth quarter of each year” and you “expect these trends to continue going forward.” However, this disclosure appears inconsistent with your revenue disclosure under “Results of Operations,” whereby you explain that revenues for the fiscal year ended 2022 and quarter ended March 31, 2023 were negatively impacted by slowing economic factors. Please revise the filing to address these apparent inconsistencies.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 66, 129 and 204 of the Registration Statement, accordingly.

41.	We note your disclosure that your fiscal year ended December 31, 2022 cost of revenue increased due to an approximately $1.2 million “write down in inventory and increase in the cost of the part and labor to manufacture our simulators.” Please revise to elaborate on the reasons underlying such change. Further, we note your new presentation of revenue on page 123, which management believed to be “appropriate in light of the fact that TruGolf has begun to commercialize its newest product offering, Apogee.” Please revise this section, the corresponding discussion of the quarter ended March 31, 2023, and the principal components of revenue to reflect this new presentation. Further, we note your disclosures that you sell your products both domestically and internationally and that you “believe the concentration of credit risk, with respect to our receivables, is limited because our customer base is comprised of a number of geographically diverse customers.” Please revise these sections to show your revenue by material geographic markets.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 207 of the Registration Statement, accordingly.

Liquidity and Capital Resources, page 200

42.	Please enhance your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Additionally, your discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please refer to the SEC Interpretive Release No. 33-8350.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 208-209 of the Registration Statement, accordingly.

43.	Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by stockholders. We also note your disclosures on pages 123, F-35 and F-50 about the lines of credit with JPMorgan Chase Bank, N.A. and Morgan Stanley and that you plan to target 15% to 20% of your sales on marketing. Refer to Item 303(b)(1) of Regulation S-K. Finally, we note your disclosure on page 204 that you have identified material weaknesses in your internal control over financial reporting. Please revise to discuss any material cash requirements from remediation efforts.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 208-209 and 212 of the Registration Statement, accordingly.

Description of New TruGolf’s Securities

Rights, page 211

44.	It appears rights will not remain outstanding after this merger. If that is correct, revise the notes to the fee table and cover page to disclose the number of shares to be issued to holders of those rights and how you will treat fractional shares.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the cover page and Exhibit 107 accordingly.

Certain Anti-Takeover Provisions of Delaware Law, page 212

45.	We note that your exclusive forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In this regard, Article IX of Annex C is inconsistent with your disclosure regarding the scope of the provision.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised Article IX of Annex C to reflect the Staff’s comment.

Executive and Director Compensation of TruGolf, page 223

46.	Revise to describe whether this transaction will trigger any change of control provisions in the agreements you or TruGolf has with affiliates.

The Company acknowledges the Staff’s comment and respectfully advises that the proposed business combination will not trigger any change of control provisions in the existing agreements between TruGolf and its affiliates.

Management of New TruGolf Following the Business Combination, page 227

47.	Please describe the extent and nature of the role of the board in overseeing cybersecurity risks, including in connection with TruGolf’s supply chain/information technology/service providers.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 211 and 239 of the Registration Statement, accordingly.

Experts, page 233

48.	You disclose that Daszkal Bolton LLP audited the financial statements of TruGolf as of and for the year ended December 31, 2021, and the 2021 financial statements of TruGolf are included in this registration statement in reliance on CohnReznick LLP’s report. Please revise your disclosure to state, if true, that the 2021 financial statements of TruGolf are included in this registration statement in reliance on Daszkal Bolton LLP’s report.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 241 of the Registration Statement, accordingly.

Annex F - Fairness Opinion of Stanton Park Advisors, LLC, page F-1

49.	Please refile Annex F in the proper text-searchable format. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 66, June 2023) and Item 301 of Regulation S-T. Further, we note that Exhibit 99.6 has been signed by Stanton Park Capital, LLC for its fairness opinion dated December 23, 2022. Please have the advisor refile its consent that references Stanton Park Advisors, LLC instead and the correct date of its opinion. In this regard, refer to your disclosures on page 115 and 116 that you engaged Stanton Park on January 18, 2023. This appears inconsistent with the fairness opinion that states the advisor was engaged on March 31, 2023. Please revise the filing to clarify this apparent discrepancy.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised Annex F to the Registration Statement, accordingly.

Index to Financial Statements, page F-1

50.	Please note the updating requirements of Rule 8-08 of Regulation S-X in regards to the financial statements of both Deep Medicine Acquisition Corporation and TruGolf, Inc. Please similarly update the related financial information throughout the filing.

The Company has revised the disclosure in response to the Staff’s comment. The Company has included in the Registration Statement the unaudited interim financial statements as of for the three months ended June 30, 2023 and 2022 for both the Company and TruGolf. Please see pages F-2 to F-5 of the Registration Statement.

Exhibit Index, page II-5

51.	Please file the agreements for your convertible notes, mezzanine financing and Ethos Asset Management INC financing, each as disclosed on pages 195 and 196, and Sponsor Support Agreement, as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K or tell us why such exhibits are not required.

The Company has filed the agreements for the Ethos Asset Management Inc financing as Exhibits 10.11 and 10.12 to the Registration Statement. Since the agreements for the mezzanine financing have not been finalized, we have removed references to the mezzanine financing throughout the Registration Statement.

Exhibit 23.2 - Consent of CohnReznick LLP, independent registered public accounting firm of TruGolf, page II-5

52.	We note the auditor consented to the inclusion of its “report dated July _, 2023” in the consent. Please make arrangements with your auditor to provide a revised consent that refers to the actual audit report date.

In response to the Staff’s comment, the Company has requested and received a dated consent from the auditor. Such revised consent is filed as Exhibit 23.2 to the Registration Statement.

Exhibit 107 - Filing Fee Table, page II-6

53.	We note that you currently include five categories of common stock under one line item. Please tell us how you calculated the proposed maximum offering price for each of these securities and revise as appropriate. For example, we note your disclosures in the prospectus that the shares to be issued to TruGolf’s stockholders are $10 per share.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised Exhibit 107 accordingly. As noted in the footnote to the filing fee table, the shares of Deep Medicine Class A Common Stock are being issued in exchange for shares of TruGolf Class A Common Stock. As Trugolf is a private company and has an accumulated capital deficit, based on Rule 457(f)(2), the proposed maximum aggregate offering price of TruGolf shares is one-third of the aggregate par value of the TruGolf shares expected to be exchanged in the Business Combination.

General

54.	Please tell us, with a view to disclosure, whether you have received notice from I-Bankers Securities, Inc. or any other firm engaged in connection with Deep Medicine’s initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the SPAC’s initial public offering.

The Company respectfully advises the Staff that as of the date of this response letter it has not received notice from I-Bankers Securities, Inc. or any other firm engaged in connection with the Company’s initial public offering about ceasing involvement in the Business Combination.

55.	Please revise the filing to discuss whether TruGolf is a smaller reporting company. Further, we note that certain TruGolf founders will together own approximately 87.9% of the voting power of New TruGolf following the business combination. Please explain whether you will be a controlled company under exchange rules and, as a result, will be entitled to rely on corporate governance exemptions. Include prominent disclosure on your cover page and risk factors, and beginning on page 227.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 16, 72, 73, 171 and 238 of the Registration Statement, accordingly.

56.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	Refer to the risk factor titled “A reduction in the number of rounds of golf played…” on page 62. You state that a decline in general economic conditions “may” materially adversely affect your results of operations. However, you describe in the MD&A that your revenue for the fiscal year ended December 31, 2022 and quarter ended March 31, 2023 were affected by the slowing economy. Please revise your risk characterized as potential.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 66 of the Registration Statement, accordingly.

●	Refer to the section titled “Abstentions and Broker Non-Votes” on page 89. You state that an abstention will have the same effect as a vote “AGAINST” the Charter Proposal only. However, this appears inconsistent with your disclosure on page 35 that an abstention will also have the same effect as a vote “AGAINST” the NTA Proposal as well. Please revise your filing to explain this apparent discrepancy.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 95 of the Registration Statement, accordingly.

●	Refer to the section titled “Satisfaction of 80% Test” on page 121. Please revise to clarify whether Deep Medicine’s board concluded that 80% valuation requirement was met as of July 21, 2023, the date the amended and restated merger agreement was entered into.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 127 of the Registration Statement, accordingly.

●	Refer to your proposed nominees for the New TruGolf board on page 137. They appear inconsistent with those listed on page 227. Please revise the filing for consistency. If Lindsay Jones will serve as a director, please file a consent.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 144 of the Registration Statement, accordingly.

●	Refer to the disclosure on page 217 regarding the loans payable to the Sponsor and affiliates. Please disclose the amount outstanding as of the latest practicable date. Refer to Item 404(a)(5) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 186, 188 and 225 of the Registration Statement, accordingly.

●	Refer to your three named executive officers on page 223, which appears inconsistent with the five named executive officers listed on page 224. Please revise to clarify this apparent discrepancy. Refer to Item 402(m)(2)(iii) of Regulation S-K. Revise the “Summary Compensation Table” to ensure it complies with Item 402(n), including appropriate footnote disclosures. Further, we note your disclosure on page 225 that you “made certain stock grants on January 1, 2023 which are included in the chart above” but no stock grants are included in your “Summary Compensation Table.” Please revise to clarify this apparent discrepancy, including how you consider equity-based compensation as an element to your compensation when you have not granted any stock options. Finally, please revise to elaborate on the change of control or termination compensation payable to your chief executive officer. Refer to Item 402(q) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 231 – 234 of the Registration Statement, accordingly. The Company further submits and respectfully advises that no change of control or termination compensation is payable to the TruGolf chief executive officer.

●	Please revise to provide disclosure required by Item 402(r) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises that other than the named executive officers no other directors on the TruGolf Board were paid any compensation for the years ended December 31, 2022 and 2021, to that effect the disclosure on page 234 has been revised to reflect the Staff’s comment.

●	Please revise Lindsay Jones’s, Steven Johnson’s and Riley Russell’s biographies to comply with Item 401(e)(1) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 236 – 237 of the Registration Statement, accordingly.

●	Refer to the disclosure on page 233. Please revise to describe the terms of the new registration rights agreement and the parties thereto.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 114 of the Registration Statement, accordingly.

57.	In proposal three, you say the reasons for the proposal are discussed under proposal four. Tell us where those reasons are discussed. Also revise your disclosure for both proposal three and four to describe the effects of each proposal and the related risks.

We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on pages 138 - 139 of the Registration Statement, accordingly.

We thank the Staff for its review of the foregoing and the Draft Registration Statement on Form S-4. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Humphrey P. Polanen
Humphrey P. Polanen, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP